October 11, 2024

John Kim
Chief Executive Officer
Volcon, Inc.
3121 Eagle Nest St., Suite 120
Round Rock, Texas 78665

       Re: Volcon, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2024
           File No. 001-40867
Dear John Kim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Cavas S. Pavri, Esq.